UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Section 13(a) -16 or 15(d) - 16 of the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2019

000-23697

(Commission file number)

EROS INTERNATIONAL PLC

(Exact name of registrant as specified in its charter)

________________________________________

550 County Avenue

Secaucus, New Jersey 07094

Tel: (201) 558-9021

(Address of principal executive office)

_______________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Incorporation by Reference

This Report on Form 6-K (other than Part II, Item 1.B hereof) shall be incorporated by reference into the Registrant's Form F-3 Registration Statement (File No. 333-219708), as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed or furnished by the Registrant under the Securities Act of 1933 or the Securities Act of 1934, in each case as amended.

 EROS INTERNATIONAL PLC

Form 6-K

Part I- FINANCIAL INFORMATION

Item 1 – FINANCIAL STATEMENTS

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands, except share and per share data)

		As at
	Note	September 30, 2019	March 31, 2019
		(in thousands)
ASSETS
Non-current assets
Property and equipment		$10,187	$10,921
Right of use assets		2,030	—
Intangible assets — content	6	739,589	706,572
Intangible assets — others		3,343	3,794
Investments		2,000	2,650
Trade and other receivables — fair value	7	2,324
Trade and other receivables — amortised cost	7	10,099	10,065
Income tax receivable		1,561	1,284
Restricted deposits		115	756
Deferred income tax assets		1,243	1,263
Total non-current assets		$772,491	$737,305
Current assets
Inventories		$—	$435
Trade and other receivables — fair value	7	139,702	125,229
Trade and other receivables — amortised cost	7	53,742	79,916
Investments		200	1,042
Cash and cash equivalents		99,442	89,117
Restricted deposits		5,064	55,858
Total current assets		298,150	351,597
Total assets		$1,070,641	$1,088,902
LIABILITIES
Current liabilities
Trade and other payables		$92,140	$83,487
Acceptances	9	1,981	8,366
Short-term borrowings — fair value	8	53,797	68,349
Short-term borrowings — amortised cost	8	93,054	140,559
Derivative financial instruments		—	620
Lease liabilities		964	—
Current income tax payable		29,378	17,291
Total current liabilities		$271,314	$318,672
Non-current liabilities
Long-term borrowings — amortised cost	8	65,051	71,920
Lease liabilities		1,167	—
Other long - term liabilities		15,706	13,898
Deferred income tax liabilities		15,867	27,427
Total non-current liabilities		$97,791	$113,245

Total liabilities		$369,105	$431,917

EQUITY
Share capital	10	$53,200	$39,326
Share premium		629,989	580,013
Reserves		(16,227)	(2,202)
Other components of equity		(82,296)	(79,696)
JSOP reserve		(15,985)	(15,985)
Equity attributable to equity holders of Eros International Plc		$568,681	$521,456
Non-controlling interest		132,855	135,529
Total equity		$701,536	$656,985
Total liabilities and shareholder’s equity		$1,070,641	$1,088,902

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except share and per share data)

		Three Months Ended September 30,		Six Months Ended September 30,
	Note	2019	2018	2019	2018

Revenue		$32,374	$63,425	$75,885	$123,637
Cost of sales		(16,919)	(38,114)	(33,463)	(74,685)
Gross profit		15,455	25,311	42,422	48,952
Administrative cost		(29,082)	(16,894)	(55,052)	(30,113)
Operating (loss)/ profit		(13,627)	8,417	(12,630)	18,839
Financing costs		(5,568)	(4,395)	(11,580)	(9,322)
Finance income		3,315	4,679	7,180	7,258
Net finance costs		(2,253)	284	(4,400)	(2,064)
Other gains/(losses),net	13	(11,326)	6,426	(3,275)	(8,259)
Profit/(loss) before tax		(27,206)	15,127	(20,305)	8,516
Income tax		(891)	(1,711)	(2,725)	(4,590)
Profit/(loss) for the period		$(28,097)	$13,416	$(23,030)	$3,926

Attributable to:
Equity holders of Eros International Plc		$(27,900)	$12,569	$(21,788)	$(1,022)
Non-controlling interest		$(197)	847	(1,242)	4,948

Earning/(loss) per share(cents)
Basic earning/(loss) per share	12	(28.0)	17.7	(24.9)	(1.5)
Diluted earning/(loss) per share	12	(28.0)	17.0	(24.9)	(1.5)

The accompanying notes are integral part of these unaudited condensed consolidated financial statements.

 EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except share and per share data)

	Three Months Ended September 30,		Six Months Ended September 30,
	2019	2018	2019	2018

(Loss)/Profit for the period	$(28,097)	$13,416	$(23,030)	$3,926

Other comprehensive Income:
Items that will be subsequently reclassified to profit or loss
Fair value loss on trade account receivable (FVTOCI)	1,225	—	1,225	—
Exchange differences on translating foreign operations	(5,328)	(12,803)	(4,192)	(23,950)
Total other comprehensive (loss) for the period	$(4,103)	$(12,803)	$(2,967)	(23,950)
Total comprehensive (loss)/income for the period, net of tax	$(32,200)	$613	$(25,997)	$(20,024)

Attributable to:
Equity holders of Eros International Plc	$(30,049)	$4,776	$(23,258)	$(15,465)
Non-controlling interest	(2,151)	(4,163)	(2,739)	(4,559)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except share and per share data)

		Six Months Ended September 30,
	Note	2019	2018
Cash flows from operating activities:
(Loss)/Profit before tax		$(20,305)	$8,516
Adjustments for:
Depreciation		845	527
Share based payments	11	9,383	11,116
Amortization of intangible film and content rights		24,269	60,323
Amortization of other intangibles assets		448	759
Other non-cash items	14	28,823	22,460
Net finance costs		10,112	8,175
Loss on sale of property and equipment		4	—
Movement in trade and other receivables		(38,095)	(75,829)
Movement in inventories		—	(25)
Movement in trade and other payables		2,648	(11,818)
Cash generated from operations		18,132	24,204
Interest paid		(6,154)	(4,248)
Income taxes paid		(2,995)	(3,131)
Net cash generated from operating activities		$8,983	$16,825

Cash flows from investing activities:
Purchases of property and equipment		(36)	(400)
Proceeds from sale of property and equipment		35	—
Investment in restricted deposits held with banks		51,282	(48,367)
Purchase of intangible film rights and content rights(*)		(30,049)	(54,060)
Investments		650	(1,000)
Purchase of other intangible assets		(45)	(171)
Interest received		2,810	1,815
Net cash (used in) investing activities		$24,647	$(102,183)

Cash flows from financing activities:
Proceeds from issue of shares by subsidiary		264	20
Proceeds from issue of share capital, net of transaction costs		700	54,782
Proceeds from short-term debt		34,876	65,920
Repayment of short-term debt(#)		(61,649)	(27,294)
Proceeds from long-term debt		—	176
Repayment of long-term debt		(4,189)	(6,362)
(Repayment of)/ proceeds from/ short term debt with maturity less than three months (net)		—	1,224
Net cash generated from financing activities		$(29,998)	$88,466

Net decrease in cash and cash equivalents		3,632	3,108
Effect of exchange rate changes on cash and cash equivalents		6,693	(2,616)
Cash and cash equivalents at beginning of period		89,117	87,762
Cash and cash equivalents at end of period		$99,442	$88,254

(*)The cash outflow towards intangible film and content right includes, interest paid and capitalized $4,238 (September 30, 2018: $6,418).

(#) including the payment of lease liabilities of $758 and repayment of acceptances of $ 1,135.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Reconciliation of Liabilities arising from Financing activities:

	Long term debt (*)	Short term debt (#)	Total
As at March 31, 2019	$147,254	$142,560	$289,814
Impact on adoption of IFRS 16	1,230	1,245	2,475
Considered in cash flow (net)	(4,189)	(26,773)	(30,962)
Finance cost in relation to convertible notes and lease liabilities	3,934	120	4,054
Movement in derivative financial instruments	—	(620)	(620)
Shares issued in lieu of convertible note	(52,677)	—	(52,677)
Change in fair value of convertible notes measured at fair value through profit and loss	1,391	7,766	9,157
Amortization of debt issuance cost	170	24	194
Exchange adjustment	(2,527)	(2,894)	(5,421)
As at September 30, 2019	$94,586	$121,428	$216,014

(*) including current portion of long term debt and non-current lease liabilities.

(#) Including acceptances, current lease liabilities and derivative financial instruments.

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except share and per share data)

			Other components of equity
	Share capital	Share premium account	Currency translation reserve	Available for sale fair value reserves	Revaluation reserve	Reserves	JSOP reserve	Total equity	Non- controlling interest	Total equity

	(in thousands)
Balance as at March 31, 2019	$39,326	$580,013	$(64,179)	$(18,449)	$2,932	$(2,202)	$(15,985)	521,456	$135,529	$656,985

Profit/(loss) for the period	—	—	—	—	—	(21,788)	—	(21,788)	(1,242)	(23,030)

Other comprehensive income/(loss) for the period	—	—	(2,576)	—	(24)	1,130	—	(1,470)	(1,497)	(2,967)

Total comprehensive income/(loss) for the period	—	—	(2,576)	—	(24)	(20,658)	—	(23,258)	(2,739)	(25,997)

Shares issued on exercise of employee stock options and awards*	1,130	1,819	—	—	—	(2,685)	—	264	—	264

Share based Compensation	—	—	—	—	—	9,318	—	9,318	65	9,383

Shares issued in lieu of cash	1,572	5,278	—	—	—	—	—	6,850	—	6,850

Payables settled by issuance of shares	301	1,073	—	—	—	—	—	1,374	—	1,374

Shares issued in lieu of convertible notes	10,871	41,806	—	—	—	—	—	52,677	—	52,677

Balance as at September 30, 2019	$53,200	$629,989	$(66,755)	$(18,449)	$2,908	$(16,227)	$(15,985)	$568,681	$132,855	$701,536

*Includes issuance of 2,166,160 treasury shares

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

 EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except share and per share data)

			Other components of equity			Reserves
	Share capital	Share premium account	Currency translation reserve	Available for sale fair value reserves	Revaluation reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Share Application Reserve	Equity Attributable to Shareholders of EROS International PLC	Non- controlling interest	Total equity
	(in thousands)
Balance as at March 31, 2018	$35,334	$453,997	$(56,722)	$6,238	$1,835	$(22,752)	$70,484	$375,260	$(15,985)	$18,000	$865,689	$137,728	$1,003,417

Adoption of IFRS 15/9	—	—	(34)	—	—	—	—	(14,270)	—	—	(14,304)	(3,520)	(17,824)

Balance as at April 1, 2018	$35,334	$453,997	$(56,756)	$6,238	$1,835	$(22,752)	$70,484	$360,990	$(15,985)	$18,000	$851,385	$134,208	$985,593

(Loss)/Profit for the period	—	—	—	—	—	—	—	(1,022)	—	—	(1,022)	4,948	3,926

Other comprehensive income/(loss) for the period	—	—	(14,443)	—	—	—	—	—	—	—	(14,443)	(9,507)	(23,950)

Total comprehensive income/(loss) for the period	—	—	(14,443)	—	—	—	—	(1,022)	—	—	(15,465)	(4,559)	(20,024)

Shares to be issued in lieu of convertible notes	—	—	—	—	—	—	—	—	—	4,980	4,980		4,980

Issue of shares	1,948	70,718	—	—	—	—	—	—	—	(18,000)	54,666	—	54,666

Shares issued on exercise of employee stock options and awards	82	2,609	—	—	—	—	—	(2,575)	—	—	116	—	116

Share based Compensation	—	—	—	—	—	—	—	10,806	—	—	10,806	310	11,116

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	(259)	—	—	—	(259)	279	20

Shares issued in lieu of convertible notes	579	18,812	—	—	—	—	—	—	—	—	19,391	—	19,391

Balance as at September30, 2018	$37,943	$546,136	$(71,199)	$6,238	$1,835	$(22,752)	$70,225	$368,199	$(15,985)	$4,980	$925,620	$130,238	$1,055,858

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

1.	DESCRIPTION OF BUSINESS AND BASIS OF PREPARATION

Description of business

Eros International Plc (“Eros” and the “Company”) and its subsidiaries’ (together “the Company” or “the Group”) principal activities include the acquisition, co-production and distribution of Indian films and related content. Eros International Plc is the Group’s ultimate parent company. It is incorporated and domiciled in the Isle of Man. The address of Eros International Plc’s registered office is First Names House, Victoria Road, Douglas, Isle of Man IM2 4DF.

These unaudited condensed interim consolidated financial statements are prepared in compliance with International Accounting Standard (IAS) 34, “Interim financial reporting” as issued by International Accounting Standards Board (“IASB”). They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by IASB and should be read in conjunction with the audited consolidated financial statements and related notes included within our annual report, filed with the U.S. Securities and Exchange Commission on August 14, 2019 for the fiscal year ended March 31, 2019 (the “Annual Report”). The accounting policies applied are consistent with the policies that were applied for the preparation of the consolidated financial statements for the year ended March 31, 2019 other than the new standard adopted. The unaudited condensed consolidated interim financial statements for the six months ended September 30, 2019 were approved by the Board of Directors of Eros and authorized for issue on May 20, 2020.

2.	GOING CONCERN

The Group experienced significant net losses in recent years. For six month ended September 30, 2019, year ended March 31, 2019 and year ended March 31, 2018, the Group incurred net loss of $23,030, $410,453 and $9,745 respectively.

The Group is also dependent upon external borrowings for its working capital needs and investment in content and film rights. As at September 30, 2019, Group’s borrowings were $ 211,902. During the current period, there has been a credit rating downgrade of our Indian listed subsidiary due to delay in payment of loan interest for the month of April and May 2019 which has been subsequently cured.

Despite these uncertainties, and uncertainties arising from the Covid-19 pandemic, which have been explained in detail in Note 18, the management continues to adopt the going concern basis in preparing the condensed consolidated financial statements as of September 30, 2019 in accordance with IFRS as issued by the IASB, which assumes that the Group will be able to discharge its liabilities, including mandatory repayment of the banking facilities, as disclosed in Note 8 as they fall due as:

a)	On September 26, 2019, the Group entered into a definitive agreement with an institutional investor to procure additional funding of $25 million through the issuance of senior convertible notes, resulting enhanced liquidity to the Group. Subsequent to the reporting period, the Company issued share capital in lieu of senior convertible notes payable

b)	On April 17, 2020, the Group entered into an Agreement and plan of merger with STX Filmworks, Inc, a Delaware corporation (“STX”) – a Company that specializes in producing, financing, distributing and marketing film, television and digital content. This merger will help create a pre-eminent global media company, which can develop local and international premium content at scale and across many platforms. As the result of this merger, new investors and existing STX equity investors are expected to contribute incremental equity financing of $125 million. The group expects the combined company to be uniquely positioned to benefit from the accelerating consumption of premium digital content in the world’s most important growth markets with robust capital structure and experienced management team. The combined company is also expected to generate operating synergies within 24 months of closing of the merger transaction, stemming from integration and scale benefits, optimization of global content distribution and enhanced monetization of the Eros Now platform.

c)	The Group’s cash and bank balance as at September 30, 2019 was $99,442 and the net monetary assets and liabilities position as at September 30, 2019, March 31, 2019 and March 31, 2018 are positive.

d)	The Group have generated positive operating cash flow before incurring capital expenditures for the period/year ended September 30, 2019, March 31, 2019 and March 31, 2018, respectively .

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

3.	NEW STANDARDS ADOPTED AS AT APRIL 1, 2018

Adoption of IFRS 16, "Leases"

Effective April 1, 2019, the Company adopted IFRS 16, Leases, which specifies how to recognize, measure, present and disclose leases. The standard provides a single accounting model, requiring the recognition of assets and liabilities for all major leases previously classified as “operational leases”. The company applied Modified Retrospective Approach on the date of initial application. The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, based on the initial amount of the lease liability. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. In addition, the right-of-use asset is periodically adjusted for certain re-measurements of the lease liability. There is no impact on transition in opening balance of retained earnings as at April 1, 2019.

Operating leases

The Company has decided to use the approach that allows the right-of-use asset to be recognized at an amount equal to the liability as at the date of initial application. Based on such approach the Right-to-use (ROU) asset and lease liability as at April 1, 2019 have been created at $ 2,475 and $ 2,475, respectively. Unwinding of lease liability amounting $74 and amortization of Right-to-use asset amounting $ 681 have been recorded for the six months ended September 30, 2019 as against lease rent expenses recorded in the prior period/s. The weighted average incremental borrowing rate of 12% (for India) and 7.45% (for other locations) have been applied to lease liabilities recognized in the statement of financial position at the date of initial application.

Finance leases

As of April 01, 2019, Equipment amounting $ 243 has been reclassified to ROU from property and equipment and long-term and short-term borrowing amounting $153 and $ 98, respectively, have been reclassified to lease liabilities in relation to these finance lease. The Company has continued to discount the lease rental at interest rate implicit in these lease agreements, with unwinding of lease liability amounting $ 14 and amortization of ROU over the useful life amounting $ 59 for the six months ended September 30, 2019.

Future minimum lease payments

Future minimum lease payments due as of September 30, 2019 is as below:

	Lease payments	Interest	Net present value
Within than one year	$1,111	$147	$964
1 - 3 years	1,097	124	973
3 - 5 years	198	4	194
	$2,406	$275	$2,131

Future minimum lease payments due as of March 31, 2019 is as below:

	Lease payments	Interest	Net present value
Within than one year	$1,537	$199	$1,338
1 - 3 years	1,166	169	997
3 - 5 years	401	18	383
	$3,104	$386	$2,718

Accounting and reporting pronouncements not yet adopted

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after April 1, 2020 or later periods. Those which are considered to be relevant to the Company’s operations are set out below.

i.	In October 2018, the IASB issued amendments to IFRS 3 “Business Combinations” regarding the definition of a “Business.” The amendments:

•	clarify that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs;

•	narrow the definitions of a business and of outputs by focusing on goods and services provided to customers and by removing the reference to an ability to reduce costs;

•	add guidance and illustrative examples to help entities assess whether a substantive process has been acquired;

•	remove the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs; and

•	add an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

The above amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

ii.	In October 2018, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” (“IAS 1”) and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors ” (“IAS 8”) which revised the definition of “Material.” Three aspects of the new definition should especially be noted, as described below:

•	Obscuring. The existing definition only focused on omitting or misstating information, however, the Board concluded that obscuring material information with information that can be omitted can have a similar effect. Although the term obscuring is new in the definition, it was already part of IAS 1 (IAS 1.30A);

•	Could reasonably be expected to influence. The existing definition referred to “could influence” which the Board felt might be understood as requiring too much information as almost anything “could influence” the decisions of some users even if the possibility is remote;

•	Primary users. The existing definition referred only to ‘users’ which again the Board feared might be understood too broadly as requiring them to consider all possible users of financial statements when deciding what information to disclose.

The amendments highlight five ways in which material information can be obscured:

•	if the language regarding a material item, transaction or other event is vague or unclear;

•	if information regarding a material item, transaction or other event is scattered in different places in the financial statements;

•	if dissimilar items, transactions or other events are inappropriately aggregated;

•	if similar items, transactions or other events are inappropriately disaggregated; and

•	if material information is hidden by immaterial information to the extent that it becomes unclear what information is material.

The new definition of material and the accompanying explanatory paragraphs are contained in IAS 1. The definition of material in IAS 8 has been replaced with a reference to IAS 1. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

4.	SEASONALITY

The Group’s financial position and results of operations for any period fluctuate due to film release schedules. Film release schedules take account of holidays and festivals in India and elsewhere, competitor film releases and sporting events.

5.	FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants. Assets and liabilities carried at fair value are classified in the following three categories:

•	Level 1 - fair value measurement derived from unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 - fair value measurement derived from inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

•	Level 3 - fair value measurement derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The table below presents assets and liabilities measured at fair value on a recurring basis, which are all category Level 2:

		As at September 30, 2019
		(in thousands)
Description of type of financial assets	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
Trade and other receivables	142,026	—	142,026
Investments at FVTPL	200	—	200
Investments at FVTOCI	2,000	—	2,000
Total	$144,226	—	$144,226

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
Borrowings at fair value	53,797	—	53,797
Total	$53,797	—	$53,797

		As at March 31, 2019
		(in thousands)
Description of type of financial assets	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
Derivative assets	—	—	—
Trade and other receivables	125,229	—	125,229
Investments at FVTPL	1,042	—	1,042
Investments at FVTOCI	2,650	—	2,650
Total	$128,921	—	$128,921

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
Derivative liabilities	620	—	620
Borrowings at fair value	68,349	—	68,349
Total	$68,969	—	$68,969

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Financial assets and liabilities subject to offsetting enforceable master netting arrangements or similar agreements as at March 31, 2019 are as follows:

			September 30, 2019	March 31, 2019
			(in thousands)
	Average contract rate	Notional principal amount	Fair value of derivative instruments	Fair value of derivative instrument
Cross currency swap	6.4%	10,040	—	(620)
Total			$—	$(620)

None of the above derivative instruments is designated in a hedging relationship. A net loss of $Nil (loss in 2019: $902) in respect of the above derivative instruments has been recognised in the consolidated statements of income within other gain/(loss), net. Fair value of interest rate derivative involving interest rate options and cross currency swap is estimated as the present value of the estimated future cash flows based on observable yield curves using an option pricing model.

Management uses valuation techniques in measuring the fair value of financial instruments, where active market quotes are not available. In applying the valuation techniques, management makes maximum use of market inputs, and uses estimates and assumptions that are, as far as possible, consistent with observable data that market participants would use in pricing the instrument.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Where applicable data is not observable, management uses its best estimate about the assumptions that market participants would make. These estimates may vary from the actual prices that would be achieved in an arm’s length transaction at the reporting date.

There were no transfers between any Levels in any of the years.

6.	INTANGIBLE ASSETS – CONTENT

	Gross Content Assets	Accumulated Amortization	Impairment Loss	Content Assets
As at September 30, 2019
Film and content rights	$1,703,797	$(968,619)	$(366,703)	$368,475
Content advances	395,182	—	(38,832)	356,350
Film productions	14,764	—	—	14,764
Non-current content assets	$2,113,743	$(968,619)	$(405,535)	$739,589

As at March 31, 2019
Film and content rights	$1,675,406	$(954,628)	$(366,703)	$354,075
Content advances	378,268	—	(38,832)	339,436
Film productions	13,061	—	—	13,061
Non-current content assets	$2,066,735	$(954,628)	$(405,535)	$706,572

Changes in the content assets are as follows:

	As At ended
	September 30, 2019	March 31, 2019
	(in thousands)
Film productions
Opening balance	$13,061	$10,867
Additions	1,831	3,413
Exchange difference	(128)	(775)
Transfer to film and content rights	—	(444)
Closing balance	$14,764	$13,061

Content advances
Opening balance	$339,436	$349,568
Additions(*)	65,129	261,002
Reclassifications	—	(65)
Exchange difference	(4,178)	(12,314)
Impairment loss	(3,610)	(38,832)
Transfer to film and content rights	(40,427)	(219,923)
Closing balance	$356,350	$339,436

Film and content rights
Opening balance	$354,075	$638,108
Amortization	(24,269)	(130,155)
Exchange difference	(1,758)	(7,542)
Impairment loss	—	(366,703)
Transfer from film productions and content advance	40,427	220,367
Closing balance	$368,475	$354,075

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The impairment loss on content advances relate to amounts advanced, to the extent not considered recoverable, for prospective film productions that are not being developed further or not considered viable.

Film and content rights with a carrying amount of $303,489 (March 31, 2019: $310,996) have been pledged against secured borrowings (refer note 8).

(*) Includes transfer from inventory amounting to $ 435 (March 31, 2019: Nil)

7.	TRADE AND OTHER RECEIVABLES

	As at
	September 30, 2019	March 31, 2019
Trade accounts receivables (net of credit impairment loss)
Trade accounts receivables at fair value	$142,026	125,229
Trade accounts receivables at amortised cost	47,774	71,129
Total Trade accounts receivables	$189,800	$196,358
Other receivables at amortised cost	16,067	18,852
Total Trade and other receivables	205,867	215,210

Current	193,444	205,145
Non-current	12,423	10,065
	$205,867	$215,210

The age of account receivables net of credit of credit impairment loss are past due but not impaired were as follows:

	As at
	September 30, 2019	March 31, 2019
Not more than three months	$37,308	$44,687
More than three months but not more than six months	47,104	15,948
More than six months but not more than one year	43,353	15,310
More than one year	7,126	8,796
	$134,891	$84,741

The movement in the allowances for expected credit losses is as follows:

	Period ended
	September 30, 2019
	Trade Receivables	Other Receivables	Total Receivables
Balance as on April 1, 2019	$41,335	$447	$41,782
Charged to operations	26,653	68	26,721
Unwinding of expected credit loss (included in finance income)	(5,649)	—	(5,649)
Reversal of expected credit loss (included in other gains/(losses))	(3,274)	—	(3,274)
Translation adjustment	(628)	—	(628)
Bad debts	(2,648)	(68)	(2,716)
Balance as at September 30, 2019	$55,789	$447	$56,236

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

	Year ended
	March 31, 2019
	Trade Receivables	Other Receivables	Total Receivables
Balance on April 1, 2018	$10,193	$—	$10,193
Impact of adoption of IFRS 9	18,050	447	18,497
Balance as on April 1, 2018	28,243	447	28,690
Charged to operations	60,208	7,284	67,492
Unwinding of expected credit loss (included in finance income)	(13,227)	—	(13,227)
Reversal of expected credit loss (included in other gains/(losses))	(20,698)	—	(20,698)
Translation adjustment	(160)	—	(160)
Bad debts	(13,031)	(7,284)	(20,315)
Balance at the March 31, 2019	$41,335	$447	$41,782

Trade and other receivables with a net carrying amount of $66,563 (March 31, 2019: $83,991) have been pledged against secured borrowings (Refer Note 8).

8.	BORROWINGS

An analysis of long-term borrowings is shown in the table below.

	Nominal		As at
	Interest Rate	Maturity	September 30, 2019	March 31, 2019
			(in thousands)
Asset backed borrowings
Vehicle loan	2.5 - 9.5%	2017-22	$207	$382
Term loan	MCLR +3.2% - 4.50%	2019-22	10,352	12,947
Term loan	BR + 2.75%	2020-21	873	1,083
Term loan	10.39% - 13.75%	2020-23	—	251
			$11,432	$14,663
Unsecured borrowings
Retail bond	6.50%	2021-22	61,508	65,215
Convertible notes(2)	14.23%	2020-21	20,997	68,349
			$82,505	$133,564

Cumulative effect of unamortised costs			(518)	(691)
Instalments due within one year:
Convertible notes(2)			(20,997)	(68,349)
Others			(7,371)	(7,267)
			$65,051	$71,920

Long-term borrowings at fair value			$—	$—
Long-term borrowings at amortised cost			$65,051	$71,920

Bank Prime Lending Rate (“BPLR”) and Marginal Cost based Lending Rate (“MCLR”) is the Indian equivalent to LIBOR. Asset backed borrowings are secured by fixed and floating charges over certain Group assets.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Analysis of short-term borrowings

	Nominal	As at
	Interest rate (%)	September, 30 2019	March 31, 2019
		(in thousands)
Asset backed borrowings
Export credit, bill discounting and overdraft	MCLR +.40% to 4.60%	$39,864	$32,078
Export credit, bill discounting and overdraft	Base Rate + 0.5% to 1%	3,572	3,533
Export credit, bill discounting and overdraft	6.01% - 15.25%	28,083	26,719
Convertible notes(1)	9.96%	32,800	—
Short- term loan(3)	3.25% - 15.75%	14,164	70,962
		$118,483	$133,292
Unsecured borrowings
Instalments due within one year on long-term borrowing		28,368	75,616
		$146,851	$208,908

Short-term borrowings at fair value		53,797	68,349
Short-term borrowings at amortised cost		$93,054	$140,559

1.	Eros International Plc. (“issuer”) issued Senior Convertible Notes (SCN or convertible notes) on December 06, 2017 amounting to $122,500 principal amount and option to purchase warrants up to 2,000 of A ordinary share for a term of 6 months at an offer price of $100,000 by private placement. The notes are payable in equal installments of $3,500 per month for 35 months starting December 31, 2017. The installments can be paid either in cash or can be converted into A ordinary equity shares of the issuer at the option of the issuer as per the terms of the arrangement.

2.	Eros International Plc. (“issuer”) issued Senior Convertible Notes (SCN or convertible notes) on September 25, 2019 amounting to $27,500 principal amount. The maturity date of convertible is September 26, 2020. The installments will be converted into A ordinary equity shares of the issuer at the option of the issuer as per the terms of the arrangement.

The holder of the notes can defer the payment of the amount due on any instalment dates to another instalment date as well as has the right to accelerate the payment on the notes as per the terms of the agreement

The Company has classified the instrument as a financial liability at fair value through profit or loss. The Company has used the Black – Scholes option pricing model to value the share warrants exercisable within six months and the Monte-Carlo simulation model to obtain the fair value of the convertible notes. Fair value of the financial liability outstanding as at the date of reporting is $53,797 (2019: $68,349)

The mark-to-market loss for the six months ended September 30, 2019, amounting to $9,157 (September 30,2018: $19,743) and interest expenses for the six months ended September 30, 2019, amounting to $3,968 (September 30,2018: $5,689) have been recognized within other gain/(losses) and net finance cost, respectively, net in the Statement of Income.

3.	Secured by pledge of shares held in the Group’s majority owned subsidiary, Eros International Media Limited, India.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

4.	For the six months ended September 30, 2019 capitalization rate of interest was 10.65% (March 31,2019: 10.21%)

Fair value of the long-term borrowings as at September 30, 2019 is $80,911 (March 31, 2019: $140,968). Fair values of long-term financial liabilities except retail bonds and convertibles notes have been determined by calculating their present values at the reporting date, using fixed effective market interest rates available to the Companies within the Group. As at September 30, 2019, the fair value of retail bond amounting to $48,961 (March 31, 2019: $59,313) has been determined using quoted prices from the London Stock Exchange and the fair value of senior convertible notes has been determined at $53,797 (March 31, 2019: $68,349) by an independent valuation expert using Monte-Carlo simulation model. Carrying amount of short-term borrowings are considered a reasonable approximation of fair value.

Reconciliation of fair value measurement of convertible notes:

September 30, 2019
Particulars	(in thousands)
As at March 31,2019	$68,349
Interest	3,968
‘A’ ordinary shares issued in lieu of convertible notes	(52,677)
Receipt from convertible notes	25,000
Loss on fair value of convertible notes	9,157
As at September 30,2019	$53,797

9.	ACCEPTANCES

	September, 30	March, 31
	2019	2019
	(in thousands)
Payable under the film financing arrangements	$1,981	$8,366
	$1,981	$8,366

Acceptances comprise of short – term credit availed from financial institutions for payment to film producers for film co-production arrangement entered by the group. The carrying value of acceptances are considered a reasonable approximation of fair value

10.	ISSUED SHARE CAPITAL

	Number of Shares	GBP
Authorized		(in thousands)

Ordinary shares of 30p each at March 31, 2019	150,000,000	45,000
Ordinary shares of 30p each at September 30, 2019 (*)	200,000,000	60,000

(*) The Company increased authorized number of shares to 200,000,000 on September 25, 2019.

	Number of Shares		USD
Allotted, called up and fully paid	A Ordinary 30p Shares(*)	B Ordinary 30p Shares(*)	(in thousands)
As at March 31, 2018	55,718,423	9,712,715	$35,334
Issue of shares in the quarter ended June 30, 2018	2,747,645	—	1,138
Issue of shares in the quarter ended September 30, 2018	3,773,385	—	1,471
Issue of shares in the quarter ended December 31, 2018	1,659,767	—	641
Transfer of B Ordinary to A Ordinary share	1,500,000	(1,500,000)	—
Issue of shares in the quarter ended March 31, 2019	1,892,518	—	742
As at March 31, 2019	67,291,738	8,212,715	$39,326
Issue of shares in the quarter ended June 30, 2019	4,192,459	—	1,598
Issue of shares in the quarter ended September 30, 2019	25,956,283	7,044,210	12,276
	97,440,480	15,256,925	53,200

(*) Each A ordinary shares is entitled to one vote on all matters and each B shares is entitled to ten votes.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The Company issued A and B Ordinary shares as follows:

	A Ordinary		B Ordinary
	As at		As at
	September 30, 2019	March 31, 2019	September 30, 2019	March 31, 2019
Issuance to Founders Group(1)(7)	—	1,769,911	4,878,050	—
Issuance towards settlement of Convertible notes(2)	29,203,396	4,411,359	—	—
Exercise against Restricted Share Unit/ Management scheme (3)(6)	813,333	770,541	2,166,160	—
Issuance towards Reliance Industries Limited (4)	—	3,111,088	—	—
2015 Share Plan (5)	132,013	10,416	—	—
Total	30,148,742	10,073,315	7,044,210	—

(1) Average price of A ordinary shares at $NIL price (March 2019: $14.69) and B ordinary shares at $1.64 (March 2019: Nil)

(2) Average exercise price of A ordinary shares  $1.80 (March 2019: $11.28)

(3) 713,333 A ordinary shares (March 2019: 183,000) exercised at NIL price (March 2019: $0.39) and 2,166,160 B ordinary shares exercised at Nil price (March 2019: Nil)

(4) Average exercise price of A ordinary shares NIL (March 2019: $15)

(5) Average exercise price of A ordinary shares $2.23 (March 2019: $7.92)

(6) Include payable settled by issuance 100,000 A ordinary shares issued to a consultant at an average exercised price at $2.23 (March 2019: NIL)

(7) Include 4,451,210 B ordinary shares issued against advance received ($6,150) and amount payable ($1,150) as of March 31, 2019.

11.	SHARE BASED COMPENSATION PLANS

The compensation cost recognized with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

	Three months ended September 30,		Six months ended September 30,
	2019	2018	2019	2018

IPO India Plan	$48	$351	$171	$779
2014 Share Plan	—	—	—	47
2015 Share Plan	1,116	2,345	1,211	2,352
Other share option awards (*)	1,344	1,894	2,009	3,355
Management scheme (staff share grant)	3,209	2,096	5,992	4,583
	$5,717	$6,686	$9,383	$11,116

(*) includes Restricted Share Unit (RSU) and Other share option plans

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

12.	EARNINGS PER SHARE (EPS)

	Three months ended September 30,				Six months ended September 30,
	2019		2018		2019		2018
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings/(loss) attributable to the equity holders of the parent	$(27,900)	$(27,900)	$12,569	$12,569	$(21,788)	$(21,788)	$(1,022)	$(1,022)
Potential dilutive effect of convertible notes	—	—	—	1,109	—	—	—	—
Potential dilutive effect related to share based compensation scheme in subsidiary undertaking	—	—	—	(36)	—	—	—	(142)
Adjusted earnings/(loss) attributable to equity holders of the parent	$(27,900)	$(27,900)	$12,569	$13,642	$(21,788)	$(21,788)	$(1,022)	$(1,164)

Number of shares
Weighted average number of shares	99,484,350	99,484,350	71,000,987	71,000,987	87,496,672	87,496,672	69,174,427	69,174,427
Potential dilutive effect related to share based compensation plan	—	8,490,553	—	9,457,270	—	5,977,031	—	2,034,547
Adjusted weighted average number of shares	99,484,350	107,974,903	71,000,987	80,458,257	87,496,672	93,473,703	69,174,427	71,208,974

Earnings/(loss) per share
Earnings/(loss) attributable to the equity holders of the parent per share (cents)	(28.0)	(28.0)	17.7	17.0	(24.9)	(24.9)	(1.5)	(1.5)

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The above table does not split the earnings per share separately for the ‘A’ ordinary 30p shares and the ‘B’ ordinary 30p shares as there is no variation in their entitlement to participate in undistributed earnings.

The Company excludes options with exercise prices that are greater than the average market price from the calculation of diluted EPS because their effect would be anti-dilutive. In the six months ended September 30, 2019, 1,085,000 shares were not included in diluted earnings per share (September 30, 2018: 1,847,035) Further, the Company have excluded convertible notes   19,125,832 shares because their effect was anti-dilutive (September 30, 2018:7,197,804). During the three months ended September 30, 2019, 2,482,431 shares were not included in diluted earnings per share (September 30, 2018: 1,847,035) Since there is loss for the period, and for the quarter, the potential equity shares resulting from dilutive options are not considered as dilutive and hence, the Diluted EPS is same as Basic EPS.

13.	OTHER GAINS/(LOSSES), NET

	Three months ended September 30,		Six months ended September 30,
	2019	2018	2019	2018

Foreign exchange (loss)/gain,net	$1,894	$328	$3,690	$3,689
(Loss) on sale of property and equipment	—	—	(4)	—
Reversal of expected credit (loss)	1,987	5,982	3,274	10,563
Net losses on derecognition of financial assets measured at FVTPL(*)	(726)	(1,464)	(996)	(2,768)
Loss of investments measured at FVTPL	(33)	—	(842)	—
Credit from Government of India	—	—	760	—
(Loss)/Gain on financial liability (convertible notes) measured at FVTPL	(14,142)	1,580	(9,157)	(19,743)
Change in fair value of receivables	(306)	—	—	—
	$(11,326)	$6,426	$(3,275)	$(8,259)

(*) Arising on assignment and novation of trade receivables and trade payables with no-recourse. Derecognition of aforesaid financial assets/liabilities measured at amortized cost is to mitigate both credit risk and liquidity risk

14.	NON-CASH EXPENSE/(INCOME)

Significant non-cash expenses except loss on sale of assets, share based compensation, depreciation, derivative interest and amortization were as follows:

	Six months ended September 30,
	2019	2018
	(in thousands)

Unrealised foreign exchange loss / (gain)	$(3,774)	$(3,776)
Credit impairment loss, net	15,082	3,571
Loss of available- for – sale measured at fair value through profit and loss	842	—
Net losses on de-recognition of financial assets measured at amortized cost, net	996	2,768
Loss on financial liability (convertible notes) measures at fair value through profit and loss	9,157	19,743
Impairment loss on advances content vendors and others	6,326	—
Others	194	154
	$28,823	$22,460

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

15.	RELATED PARTY

		As at September 30, 2019		As at March 31,2019
	Details of	(in thousands)
	Transaction	Liability	Asset	Liability	Asset
Red Bridge Group Limited	President fees	$648	$—	$648	$—
550 County Avenue	Rent/Deposit	156	—	499	135
NextGen Films Private Limited(*)	Purchase/Sale	—	—	—	41,470
Everest Entertainment LLP	Purchase/Sale	561	—	574	—
Beech Investments Limited	Advance	500	—	500	—
Lulla Family	Rent/Deposit	337	405	243	841
Lulla Family	Salary	4,485	—	3,279	—
Lulla Family	Advance	—	—	6,150	—
Lulla Family	Advance	693	—	500	—
Xfinite Global Plc(**)	Sale	8,449	—	13,087	—

Key Management Compensation	Three months ending September 30,		Six months ending September 30,
	2019	2018	2019	2018

Salaries	$943	$957	$1,984	$1,923
Share based compensation	4,583	3,506	7,412	6,219
Pension	5	2	12	5
	$5,531	$4,465	$9,408	$8,147

The Lulla family refers to Mr. Kishore Lulla, Mr. Sunil Lulla, Mrs. Manjula Lulla, Mrs. Krishika Lulla, Mrs. Rishika Lulla Singh, and Ms. Riddhima Lulla.

Mrs. Manjula Lulla, the wife of Kishore Lulla, is an employee of Eros International Plc. and is entitled to a salary of $72 for six months ended September 30, 2019.

Mrs. Krishika Lulla, the wife of Sunil Lulla, is an employee of Eros India and is entitled to a salary of $61 for six months ended September 30, 2019 and Ms Ridhima Lulla, the daughter of Kishore Lulla, is an employee of an entity and is entitled to a salary of $150 for six months ended September 30, 2019.

(*) With effect from September 19, 2019, NextGen Films Private Limited ceased to be a related party having a balance of $50,388 towards film content advances.

(**) The Group has engaged in transactions with Xfinite Global Plc, a subsidiary of Eros Investments Limited on which it has significant influence.

16.	NON-CONTROLLING INTERESTS

Details of subsidiary that have material non-controlling interests

The Group has a number of subsidiaries held directly and indirectly which operate and are incorporated around the world. The non-controlling interests that are material to the Group relate to Eros International Media Limited whose principal place of business is in India.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The table below shows the summarized financial information of Eros International Media Limited and its subsidiaries (EIML) as at September 30, 2019, non-controlling interests held an economic interest by virtue of shareholding of 37.61% (March 2019: 37.61%).

	Period ended September 30
	(in thousands)
	2019	2018
Current assets	$193,552	151,237
Non-current assets	371,377	381,610
Current liabilities	(174,815)	(158,843)
Non-current liabilities	(38,729)	(50,775)
Total net assets attributable	$351,385	323,229

Equity attributable to owners interests	$218,530	192,991
Equity attributable to non-controlling of the Group	$132,855	130,238

Revenue	$57,154	67,209
Expenses	(60,010)	(55,030)
Profit for the period	$(2,856)	12,179
Profit attributable to the owners of the Group	$(1,614)	7,231
Profit attributable to non-controlling interests	$(1,242)	4,948

Other comprehensive (loss)/income during the period	$(4,098)	(23,678)
Total comprehensive (loss)/income during the period	(6,954)	(11,499)
Total comprehensive income attributable to the owners of the Group	(4,215)	(6,940)
Total comprehensive income attributable to non-controlling interests	(2,739)	(4,559)

Net cash inflow from operating activities	$15,488	36,248
Net cash outflow from investing activities	(10,723)	(25,274)
Net cash inflow from financing activities	(9,396)	(8,809)
Net cash (outflow)/inflow	$(4,631)	2,165

17.	BUSINESS SEGMENTAL DATA

The Group acquires, co-produces and distributes Indian films in multiple formats worldwide. Film content is monitored and strategic decisions around the business operations are made based on the film content, whether it is new release or library. Hence, Management identifies only one operating segment in the business, film content. We distribute our film content to the Indian population in India, the South Asian diaspora worldwide and to non-Indian consumers who view Indian films that are subtitled or dubbed in local languages. As a result of these distribution activities, Eros has identified four geographic markets: India, North America, Europe and the Rest of the world.

	Three months ended September 30,		Six months ended September 30,
	2019	2018	2019	2018

Revenue by customer's location
India	$7,028	$30,952	$22,534	$56,783
Europe	20,555	144	44,730	456
North America	635	1,060	2,139	2,409
Rest of the world	4,156	31,269	6,482	63,989
Total Revenue	$32,374	$63,425	$75,885	$123,637

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

During the three months ended September 30, 2019 revenue of $67 (September 30, 2018: $20,923) from the United Arab Emirates is included within Rest of the world and revenue of $15,715 (September 30, 2018: $ 97) from the United Kingdom is included under Europe in the above table. In each period no revenue arose in the Isle of Man. During the six months ended September 30, 2019 revenue of $475 (September 30, 2018: $35,733) from the United Arab Emirates is included within Rest of the world and revenue of $35,263 (September 30, 2018: $193) from the United Kingdom is included under Europe in the above table. In each period no revenue arose in the Isle of Man.

	Three months ended September 30,		Six months ended September 30,
	2019	2018	2019	2018

Revenue by group's operation
India	$2,826	$25,451	$22,063	$47,405
Europe	3,701	15,582	5,114	30,878
North America	170	449	396	746
Rest of the world	25,677	21,943	48,312	44,608
Total Revenue	$32,374	$63,425	$75,885	$123,637

During the three months ended September 30, 2019 revenue of $20,145 (September 30, 2018: $16,193) from the United Arab Emirates is included within Rest of the world and revenue of $3,701 (September 30, 2018: $ 15,582) from the United Kingdom and Isle of Man are included under Europe in the above table. During the six months ended September 30, 2019, revenue of $42,632 (September 30, 2018: $32,482) from the United Arab Emirates is included within Rest of the world and revenue of $5,114 (September 30, 2018: $30,878) from United Kingdom and Isle of Man are included under Europe in the above table.

Revenue disaggregated by revenue source for the three and six months ended September 30, 2019 and 2018, consists of the following:

	Three months ended September 30,		Six months ended September 30,
	2019	2018	2019	2018

Revenue by source
Theatrical	$3,575	$18,829	$4,064	$33,721
Satellite Content licensing	857	17,495	5,474	36,146
Digital and other ancillary	27,942	27,101	66,347	53,770
Total Revenue	$32,374	$63,425	$75,885	$123,637

	Total	India	North America	Europe	Rest of the World
Assets by geographical area
As of September 30, 2019	$755,264	$332,801	$2	$33,741	$388,720
As of March 31, 2019	$722,043	$336,431	$4	$34,217	$351,391

(*) Non-current assets include property and equipment, intangibles assets (tradename, content and others) goodwill and restricted deposit by geographic area.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

18.	SUBSEQUENT EVENTS

COVID 19

In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries, and infections have been reported globally including India, United Kingdom, United States, Dubai, Singapore and Australia where the group through its offices distributes the films theatrically. In response to the public health risks associated with the COVID-19, the Government of the aforesaid countries has announced nation-wide lockdown which resulted in the closure of all the theatres in the respective geographies and caused disruptions in the production and availability of content, including delayed, or in some cases, shortened or cancelled theatrical releases. The lockdown has affected the Group’s ability to generate revenues from the monetization of Indian film content in various distribution channels through agreements with commercial theatre operators.

The extent of the adverse impact on the Group’s financial and operational results will be dictated by the length of time that such disruptions continue, which will, in turn, depend on the currently unknowable duration of COVID-19 and among other things, the impact of governmental actions imposed in response to the pandemic and individuals’ and companies’ risk tolerance regarding health matters going forward. The Group’s business also could be significantly affected even after reopening of certain operations, should the disruptions caused by the COVID-19 lead to changes in consumer behaviour (such as social distancing), which the Group currently believes will be temporary. The Group is monitoring the rapidly evolving situation and its potential impacts on the Group’s financial position, results of operations, liquidity, and cash flows.

MERGER

On April 17, 2020, Eros International Plc (“Eros”) entered into the Merger Agreement with STX Filmworks, Inc., a Delaware corporation (“STX”). Pursuant to closing of the merger, STX will merge with a newly formed subsidiary of Eros and will survive as a wholly owned subsidiary of Eros. As merger consideration, Eros will issue to the former stockholders of STX a number of A ordinary shares equal in the aggregate to the total number of Eros ordinary shares outstanding on a fully diluted basis as of immediately prior to the effective time of the merger.

STX Entertainment is a fully integrated global media company specializing in the production, marketing, and distribution of talent-driven motion picture, television and multimedia content. It is the first major entertainment and media company to be launched at this scale in Hollywood in more than twenty years.

The group expects that the combined company will be uniquely positioned to benefit from the accelerating consumption of premium digital content in the world’s most important growth markets with robust capital structure and experienced management team. The combined company is also expected to generate an operating synergies within 24 months of closing of the merger transaction, stemming from integration and scale benefits, optimization of global content distribution and enhanced monetization of the Eros Now platform. In connection with the merger, $125 million of incremental equity will also be contributed to the combined company by new equity investors and existing STX equity investors.

The Merger Agreement was approved unanimously by the Boards of Directors of both companies and the closing of the merger is subject to regulatory approvals and other customary closing conditions.

The Company is in the process of evaluating accounting implication in respect of the aforesaid merger transaction.

Item 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Management’s discussion and analysis of financial condition and results of operations is a supplement to and should be read in conjunction with the accompanying consolidated financial statements and related notes. This section provides additional information regarding Eros International Plc's (“Eros,” “Company,” “we,” “us,” or “our”) businesses, current developments, results of operations, cash flows and financial condition. Additional context can also be found in the Annual Report.

Cautionary Statement Concerning Forward-Looking Statements

Some of the information presented in this report and in related comments by Eros' management contains forward-looking statements. In some cases, these forward-looking statements are identified by terms and phrases such as “aim,” “anticipate,” “believe,” “feel,” “contemplate,” “intend,” “estimate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will,” “future,” “goal,” “objective,” and similar expressions and include references to assumptions and relate to Eros' future prospects, developments and business strategies. Similarly, statements that describe Eros' strategies, objectives, plans or goals are forward-looking statements and are based on information available to Eros as of the date of this form. Forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated by the relevant statement. Such risks and uncertainties include a variety of factors, some of which are beyond Eros' control, including but not limited to market conditions and economic conditions.

Information concerning these and other factors that could cause results to differ materially from those contained in the forward-looking statements is contained under the caption "Risk Factors" in Eros' Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Eros undertakes no obligation to revise the forward-looking statements included herein to reflect any future events or circumstances, except as required by law. Eros' actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements.

Business Overview

We are a leading global company in the Indian film entertainment industry, and we co-produce, acquire and distribute Indian language films in multiple formats worldwide. Our success is built on the relationships we have cultivated over the past 30 years with leading talent, production companies, exhibitors and other key participants in our industry

	Three Months Ended September 30			Six Months Ended September 30
(dollars in millions)	2019	2018	% change	2019	2018	% change

Revenue	$32.3	$63.4	(49.1)	$75.9	$123.6	(38.6)

Gross profit	15.5	25.3	(38.7)	42.4	49.0	(13.5)

Operating profit/(loss)	(13.6)	8.4	(261.9)	(12.6)	18.8	(167.0)

Adjusted EBITDA(1)	$7.8	$27.5	(71.6)	$26.4	$55.0	(52.0)

(1)	A reconciliation of the non-GAAP financial measures discussed within this release to our IFRS revenue and net income is included at the end of this release. See also “Non-GAAP Financial Measures”.

Financial Results for the Three and Six Months Ended September 30, 2019

Revenue

In the three months ended September 30, 2019, the Eros film slate was comprised of 11 films of which 11 were low budget as compared to 17 films in the three months ended September 30, 2018, of which four were medium budget and 13 were low budget.

In the three months ended September 30, 2019, the Company’s slate of 11 films comprised of two Hindi film and 9 regional films as compared to the same period last year where its slate of 17 films comprised five Hindi films and 11 regional films and one Tamil/Telugu regional films.

In the six months ended September 30, 2019, the Eros film slate was comprised of 23 films of which 23 were low budget films as compared to 31 films in the six months ended September 30, 2018, of which five films were medium budget, 26 were low budget. In addition Eros Now released five original series titled Modi: Journey of a Common Man, My name is Sheela, A Monsoon Date, That Man In The Picture and Maunn during the six months ended September 30, 2019.

In the six months ended September 30, 2019, the Company’s slate of 23 films comprised of three Hindi films and 20 regional films as compared to the same period last year where its slate of 31 films comprised of eight Hindi films, two Tamil/Telugu films and 21 regional films.

Three months ended	High	Medium	Low	Total
September 30, 2019	0	0	11	11
September 30, 2018	0	4	13	17

Six months ended	High	Medium	Low	Total
September 30, 2019	0	0	23	23
September 30, 2018	0	5	26	31

For the three months ended September 30, 2019, aggregate revenues from decreased by 49.1% to $32.3 million from $63.4 million for the three months ended September 30, 2018 mainly due to lower syndication revenue for the three months ended September 30, 2019, partially offset by increase in revenues from the digital and ancillary business for the three months ended September 30, 2019.

For the six months ended September 30, 2019, aggregate revenues from decreased by 38.6% to $75.9 million from $123.6 million for the six months ended September 30, 2018 mainly due to lower syndication revenue for the six months ended September 30, 2019, partially offset by increase in revenues from the digital and ancillary business sfor the six ended September 30, 2019.

Cost of sales

For the three months ended September 30, 2019, cost of sales decreased by 55.6% to 16.9 million compared to $38.1 million in the three months ended September 30, 2018 and in the six months ended September 30, 2019, cost of sales decreased by 55.2% to $33.5 million, compared to $74.7 million for the six months ended September 30, 2018. The decrease was mainly due to lower amortization costs.

Gross profit

For the three months ended September 30, 2019, gross profit decreased by 38.7% to $15.5million, compared to $25.3 million in the three months ended September 30, 2018. The decrease was mainly due to lower amortization, marketing, advertising and distribution costs for the three months ended September 30, 2019 which is partially offset by increase in administrative cost.

In the six months ended September 30, 2019, gross profit decreased by 13.5% to $42.4 million, compared to $49 million for the six months ended September 30, 2018. The decrease was mainly due to decrease in amortization costs for the six months ended September 30, 2019.

Administrative cost

For the three months ended September 30, 2019, administrative cost increased by 72.2% to $29.1 million compared to $ 16.9 million in the three months ended September 30, 2018. For the six months ended September 30, 2019, administrative cost increased by 83.1% to $ 55.1 million, compared to $30.1 million for the six months ended September 30, 2018. The increase was mainly due to increase in expected credit loss accounted as per default method under IFRS 9.

Adjusted EBITDA (Non- GAAP)

For the three months ended September 30, 2019, Adjusted EBITDA decreased by 58.3% to $7.8 million compared to $18.7 million in the three months ended September 30, 2018. The decrease in Adjusted EBITDA is on account of increase in administrative costs due to expected credit loss expense accounted as per default method under IFRS 9.

In the six months ended September 30, 2019, adjusted EBITDA decreased by 33.7% to $ 26.4 million, compared to $39.8 million for the six months ended September 30, 2018. The decrease in Adjusted EBITDA is on account of increase in administrative costs due to expected credit loss expense accounted as per default method under IFRS 9.

Net finance costs

For the three months ended September 30, 2019, net finance costs increased by 866.7% to $ 2.3 million, compared to $(0.3) million in the three months ended September 30, 2018 mainly due to increase in finance costs and reduction in interest income on account of unwinding of credit impairment loss.

In the six months ended September 30, 2019, net finance costs increased by 109.5% to $4.4 million, compared to $2.1 million for the six months ended September 30, 2018 mainly due to increase in finance costs and reduction in interest income on account of unwinding of credit impairment loss.

Income tax expense

For the six months ended September 30, 2019, income tax expenses decreased by 41.3% to $2.7 million, compared to $4.6 million in the six months ended September 30, 2018. Effective income tax rates were 16.8% and 11.6% for September 30, 2019 and September 30, 2018, respectively excluding non-deductible share-based payment charges and gain/loss on fair valuation of derivative liabilities. The change in effective rate principally reflects a change in the mix of the profits earned from taxable and non- taxable jurisdictions.

Trade Receivables

As of September 30, 2019, Trade Receivables decreased to $189.8 million from $196.4 million as of March 31, 2019 after considering expected credit loss reserve upon adoption of accounting standards during the period.

Net Debt

As of September 30, 2019, net debt decreased by 22.3% to $112.6 million from $145.0 million as of March 31, 2019 primarily on account of repayment of loans.

Conventions used in this Report

High Budget films refer to Hindi films with direct production costs in excess of $8.5 million and Tamil as well as Telugu films with direct production costs in excess of $7.0 million. Low Budget films refer to Hindi, Tamil and Telugu films with less than $1.0 million in direct production costs. Medium Budget films refer to Hindi, Tamil and Telugu films within the remaining range of direct production costs.

Reconciliation of Adjusted EBITDA

In addition to the results prepared in accordance with IFRS, the Company has presented Adjusted EBITDA. The Company uses Adjusted EBITDA and gross adjusted EBITDA to evaluate operating performance. Adjusted EBITDA is defined as EBITDA adjusted for (gains)/impairments of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivatives), transactions costs relating to equity transactions, share based payments, loss/(gain) on sale of property and equipment, Loss on de-recognition of financial assets measured at amortized cost, net, Credit impairment loss, net, component loss on financial liability (convertible notes) measured at fair value through profit and loss, Loss on deconsolidation of a subsidiary and Impairment of goodwill. Gross Adjusted EBITDA is defined as Adjusted EBITDA adjusted for amortization of intangible films and content rights

Adjusted EBITDA, as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. Adjusted EBITDA provides no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures and working capital changes or tax position. However, our management team believes that Adjusted EBITDA is useful to an investor in evaluating our results of operations because this measure:

•	is widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;

•	helps investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure.

See the supplemental financial schedules, which presents a reconciliation of our Adjusted EBITDA to net income.

Adjusted EBITDA

	Three months ended September 30,		Six months ended September 30,
	2019	2018	2019	2018
	(in thousand)
Profit/(loss) for the period	$(28,097)	$13,416	$(23,030)	$3,926
Income tax expense	891	1,711	2,725	4,590
Net finance costs	2,253	(284)	4,400	2,064
Depreciation	454	279	845	527
Amortization(1)	224	288	448	759
EBITDA (Non- GAAP)	(24,275)	15,410	(14,612)	11,866
Share based payments(2)	5,717	6,686	9,383	11,116
Credit impairment losses/(gains)	13,089	2,657	23,894	4,576
Reversal of credit impairment losses/(gains)	(1,987)	(5,982)	(3,274)	(10,563)
Net losses on de-recognition of financial assets measured at amortized cost, net	726	1,464	996	2,768
Loss/(Gain) on financial liability (convertible notes) measured at FVTPL	14,142	(1,580)	9,157	19,743
Closure of derivative asset	—	—	—	249
Loss on sale of property and equipment	—	—	4	—
Fair value of receivables	306	—	—	—
Net losses/(gains) of available- for- sale measured at FVTPL	33	—	842	—
Adjusted EBITDA (Non-GAAP)	$7,751	$18,655 (*)	$26,390	$39,755	(*)
Amortizaton of intangible and content rights	12,392	31,828	24,269	60,323
Gross Adjusted EBITDA	$20,143	$50,483	$50,659	$100,078

(1) Includes only amortization of intangible assets other than intangible content assets.

(2) Consists of compensation costs recognized with respect to all outstanding plans and all other equity settled instruments.

(*) The Company has discontinued disclosure of adjustment towards significant discounting component and accordingly comparatives have been changed

PART II. OTHER INFORMATION

ITEM 1. Legal Proceedings

In the normal course of business, we experience routine claims and legal proceedings. It is the opinion of our Management, based on information available at this time, that none of the current claims and proceedings will have a material adverse effect on our consolidated financial position, results of operations or cash flows. For details, see the audited consolidated financial statements and related notes included within our Annual Report.

•

Beginning on November 13, 2015, the Company was named a defendant in five substantially similar putative class action lawsuits filed in federal court in New Jersey and New York by purported shareholders of the Company. On May 17, 2016, the putative class actions filed in New Jersey were transferred to the United States District Court for the Southern District of New York where they were subsequently consolidated with the other two actions. The Court-appointed lead plaintiffs filed a single consolidated complaint on July 14, 2016 and amended on October 10, 2016. The amended consolidated complaint alleged that the Company and certain individual defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, but did not assert certain claims that had been asserted in prior complaints. The remaining claims were primarily focused on whether the Company and individual defendants made material misrepresentations concerning the Company’s film library and materially misstated the usage and functionality of Eros Now, our digital OTT entertainment service. On September 25, 2017, the United States District Court for the Southern District of New York entered a Memorandum & Order dismissing the putative class action with prejudice. On October 23, 2017, lead plaintiffs filed a Notice of Appeal. On August 24, 2018, the United States Court of Appeals for the Second Circuit issued a summary order affirming the district court’s earlier dismissal, with prejudice.

On September 29, 2017, the Company filed a lawsuit against Mangrove Partners, Manuel P. Asensio, GeoInvesting, LLC, and other individuals and entities alleging the defendants and other co-conspirators disseminated material false, misleading, and defamatory information about the Company and are engaging in other misconduct that has harmed the Company. On May 31, 2018, the Company filed an amended complaint that added two new defendants and expanded the scope of the Company’s initial allegations. The amended complaint alleges that Mangrove Partners and many of its co-conspirators held substantial short positions in the Company’s stock and profited when its share price declined in response to their multi-year disinformation campaign. The Company seeks damages and injunctive relief for defamation, civil conspiracy, and tortious interference, including but not limited to interference with its customers, producers, distributors, investors, and lenders. On March 12, 2019, the Supreme Court of the State of New York entered a Decision and Order granting defendants’ motions to dismiss. On March 13, 2019, the Company filed a Notice of Appeal. The matter is ongoing.

Beginning on June 21, 2019, the Company was named a defendant in three substantially similar putative class action lawsuits filed in federal court in California and New Jersey by purported shareholders of the Company.  The lawsuits allege that the Company and certain individual defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 by making false and/or misleading statements regarding the Company’s accounting for trade receivables.  On September 27, 2019, the putative class action filed in California was transferred to the United States District Court for the District of New Jersey.  On April 14, 2020, the three putative class actions were consolidated and a lead plaintiff was appointed.  We expect that the court-appointed lead plaintiff will file a consolidated complaint.  The Company expects to file a motion to dismiss any consolidated complaint.

ITEM 1A. Risk Factors

See “Risk Factors” and certain updated business and related information regarding the Company and its subsidiaries as set forth under the audited consolidated financial statements and related notes included within our Annual Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2020	Eros International Plc

	By:	/s/ Prem Parameswaran
Name: Prem Parameswaran
Title: Chief Financial Officer